Filed Pursuant to Rule 433

Registration Statement No. 333-217996

Final Term Sheet dated April 16, 2020

Relating to Preliminary Prospectus Supplement dated April 16, 2020 to Prospectus dated May 15, 2017

$750,000,000 2.800% NOTES DUE 2030

Issuer:	Camden Property Trust

Expected Ratings (Moody’s / S&P / Fitch)*:	A3 (Stable) / A- (Stable) / A- (Stable)

Trade Date:	April 16, 2020

Settlement Date:	T+2; April 20, 2020

Type:	SEC Registered

Principal Amount:	$750,000,000

Maturity Date:	May 15, 2030

Benchmark Treasury:	1.500% due February 15, 2030

Benchmark Treasury Price / Yield:	108-16 / 0.608%

Spread to Benchmark Treasury:	2.200% (220 basis points)

Yield to Maturity:	2.808%

Price to Public:	99.929% of the principal amount

Coupon (Interest Rate):	2.800%

Interest Payment Dates:	May 15 and November 15, commencing on November 15, 2020

Day Count Convention:	30 / 360

Redemption Provision:	Make-whole call based on U.S. Treasury + 0.350% (+35 basis points); if, however, the Notes are redeemed on or after February 15, 2030, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to the redemption date

CUSIP / ISIN:	133131 AZ5 / US133131AZ59

Joint Book-Running Managers:	BofA Securities, Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	Jefferies LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	Regions Securities LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

No PRIIPs KID: No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, BofA Securities, Inc. toll-free at 1-800-294-1322, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, J.P. Morgan Securities LLC collect at 1-212-834-4533, or SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.